EXHIBIT 99.1

Osisko Development Announces Proposed Reduction in Exercise Price of Warrants Issued in 2022

MONTREAL, March 14, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce that the Company has received the required approvals of the Company's Board of Directors and made an application to the TSX Venture Exchange to reduce the exercise price of the common share purchase warrants issued in 2022 (the "Warrants") under the following brokered and non-brokered private placements, as summarized below:

Private Placement	Warrants Issued(1)(2)	Proposed Amendments(1)(2)
March 2, 2022 (Brokered Private Placement)	7,752,916 Warrants issued pursuant to a brokered private placement of units and subscription receipts of the Company, with each Warrant entitling the holder thereof to purchase one common share of the Company (each, a "Common Share") at a price of C$22.80 per Common Share until March 2, 2027	Reduce the exercise price of the Warrants issued under the brokered private placement from C$22.80 to C$14.75 per Common Share
March 4, March 29 and April 21, 2022 (Non-Brokered Private Placements)	11,363,933 Warrants issued pursuant to a non-brokered private placement of subscription receipts, with each Warrant entitling the holder thereof to purchase one Common Share at a price of US$18.00 per Common Share until May 27, 2027	Reduce the exercise price of the Warrants issued under the non-brokered private placement from US$18.00 to US$10.70 per Common Share

Notes:

(1)	Figures presented after giving effect to the Consolidation (as defined below). On May 3, 2022, subsequent to closing the above-noted private placements, the Company completed a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for every three (3) pre-consolidation common shares (the "Consolidation"). Accordingly, the Warrants were adjusted to give effect to the Consolidation. All numerical figures and exercise prices in respect of the Warrants provided in this news release are provided on a post-Consolidation basis.

(2)	The exercise prices of the Warrants originally issued in Canadian and United States dollars, respectively, will continue to be denominated in their original currency of denomination, with the adjusted exercise prices being equivalent based on the daily exchange rate for Canadian and U.S. dollars as at March 8, 2023.

Sean Roosen, Chairman and CEO, commented, "The proposed warrant repricing is consistent with the interests of all shareholders who have provided and continue to provide considerable support to the Company as we execute on our goal of becoming the next North American-focused mid-tier gold producer."

The proposed Amendments remain subject to the approval of the TSX Venture Exchange. The exercise price for the Warrants have been reduced in accordance with the policies of the TSX Venture Exchange and are expected to become effective prior the end of March 2023, without the need to obtain warrantholder approval.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward‐looking information" (within the meaning of applicable Canadian securities laws) and "forward‐looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, the ability of the Company to complete the Amendments or to satisfy the requirements of the TSX Venture Exchange with respect to the Amendments; the timing and ability to complete the Amendments on the terms described herein (if at all). Although the Company believes that the expectations reflected in the forward‐looking information or statements are reasonable, prospective investors in the Company securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward‐looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.